UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

MONTANA ACQUISITION
CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

NONE
(CUSIP Number)

JANUARY 22, 2006
(Date of Event which Requires Filing of this Statement)

Randolph S. Hudson
Post Office Box 103
Wyoming, New York 14591-0103
(585) 495-6914
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-
1(f) or 240.13d-1(g), check the following box. ☐

Parties identified in 17 CFR 240.13d-7 are to be sent copies of this Schedule.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Taxpayer Identification No. 26-0037021

2.	Check the Appropriate Box if a Member of a Group:
(a)
(b)

3.	SEC Use Only

4.	Source of Funds: OO (Other: Voluntary Rescission of Prior Stock Sale)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

	7.	Sole Voting Power:	23,750
Number of

Shares
Beneficially	8.	Shared Voting Power:	-0-
Owned by

Each
Reporting	9.	Sole Dispositive Power:	23,750
Person With

	10.	Shared Dispositive Power:	-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,750 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11): 95.0%

14.	Type of Reporting Person: IN

ITEM 1. SECURITY AND ISSUER.

1.a.	Securities of the Issuer. The Issuer's common stock, $0.001 par value per share, is the sole class of its common voting equity security, which is the subject of this schedule. On September 20, 2000, the Issuer filed a Registration Statement on Form SB-
2, whereby it registered its common stock under the Securities Act of 1933. The SEC declared the Registration Statement effective on December 6, 2001. As of the date for the event reported on this schedule, all of the Issuer's registered shares are fully paid, duly issued, and held by two persons of record.

1.b.	Address of Issuer's Principal Executive Offices. As of the date of the event being reported under this schedule, the Issuer did not maintain a principal executive office; rather, the Issuer's corporate books and records were maintained at the private residence of the Reporting Person. During the same period, the Issuer was entitled to receive mail at Post Office Box 202, Wyoming, New York 14591-0202. Then, it was the
Reporting Person's intention to locate a suitable office at which to conduct the Issuer's business as soon as is practicable from the date first written on this schedule.

- Subsequent Event Related to Issuer's Principal Executive Office Address. -

This schedule is filed on a date beyond the date that it was required to be filed with the SEC. Consequently, as of the filing date of this schedule, the Issuer's principal executive office is located at 6767 West Tropicana Avenue, Suite 204, Las Vegas, Nevada
89103-4760. The office is shared by the Issuer on a month-to-month basis with other companies that are under the common control of the Reporting Person. The Issuer continues to maintain its mailing address at Post Office Box 202, Wyoming, New York
14591-0202. The Issuer's telephone number is (702) 248-2242.

ITEM 2. IDENTITY AND BACKGROUND.

2.a.	The name of the Reporting Person filing this schedule is Randolph S. Hudson.
(Additional information on the Reporting Person is available at the SEC's website under the Reporting Person's CIK, which is 0001294447.)

2.b.	The Reporting Person's residential mailing address is Post Office Box 103,
Wyoming, New York 14591-0103.

2.c.	As at the filing date of this schedule, the table below sets forth the names and business addresses for each of the Reporting Person's present principal employers and his occupation(s) therewith:

	Name and Address of Employer	Principal Position	SEC CIK

1.	Cartoon Acquisition, Inc.	President, Secretary,	0001265869
	6767 West Tropicana Avenue	Treasurer, Director,
	Suite 204	(10%+) Beneficial
	Las Vegas, Nevada 89103-4760	Owner

2.	Diamine Tech Group, Inc.		0001361445
	6767 West Tropicana Avenue		(1)
	Suite 204	President, Secretary,
	Las Vegas, Nevada 89103-4760	Treasurer, Director

3.	Residential Income Properties, Inc.	President, Secretary,	0001397081
	Post Office Box 202	Treasurer, Director,	(2)
	Wyoming, New York 14591-0202	(10%+) Beneficial
		Owner

4.	Montana Acquisition Corporation	President, Secretary,	0001124043
	6767 West Tropicana Avenue	Treasurer, Director,
	Suite 204	(10%+) Beneficial
	Las Vegas, Nevada 89103-4760	Owner

5.	Atlantic First Holdings, Inc.		0001351458
	6767 West Tropicana Avenue		(3)
	Suite 204	President, Secretary,
	Las Vegas, Nevada 89103-4760	Treasurer, Director

6.	Distribution Management Services, Inc.		0001064270
	11601 Biscayne Boulevard
	Suite 201	Executive Advisor to
	North Miami, Florida 33181	the Board of Directors

7.	First Hudson Trust of New York		0001294448
	Post Office Box 103	Managing
	Wyoming, New York 14591-0103	Administrative Trustee

8.	Urban Chemistry, Inc.		None
	4535 West Sahara Avenue
	Suite 200	Executive Advisor to
	Las Vegas, Nevada 89102	the President

(1) Diamine Tech Group, Inc., a Delaware corporation, is the non-successive proponent to a merger transaction with Cartoon Acquisition, Inc., a Delaware corporation, a registrant under the Securities Exchange Act of 1934.

(2) Residential Income Properties, Inc., a New York corporation, was a totally held subsidiary of Cartoon Acquisition, Inc., prior to its separation by virtue of a stock dividend distribution to Cartoon's stockholders declared on August 24, 2007.

(3) Atlantic First Holdings, Inc., a New Jersey corporation, is a totally held subsidiary of the Issuer.

2.d.	During the five years preceding the filing date of this schedule, the Reporting
Person has not been convicted in a criminal proceeding.

2.e.	During the five years preceding the filing date of this schedule, the Reporting
Person has not been the subject of any proceeding that has resulted in any decree or final order prohibiting or mandating the Reporting Person's cessation or desistance of any activities with respect to Federal or any states securities laws.

     The Reporting Person is not the subject of any of the disqualification provisions that are enumerated in 17 CFR 230.262; the Reporting Person is not subject to statutory disqualification, as that term is defined in section 3(a)39 of the Act.

       The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     History and Background. On or about September 12, 2005, the Reporting Person entered into a private securities transaction in reliance under an exemption from the registration requirements of the Securities Act of 1933, whereby, the Reporting Person transferred his certificate representing 23,750 shares (approximately 95%) of the Issuer's common stock to M. H. T. of Brevard, Inc., a non-public, for-profit Florida corporation. As a part of that transaction, among other representations to the SEC in its Schedule 13D filing, MHT agreed (a) to perform the Reporting Person's purchase obligations to Leslie M. Apple, from whom the Reporting Person initially purchased his stock in the Issuer, (b) to assume and agree to perform a negotiable non-interest bearing promissory note to Mr. Apple, in principal the sum of $85,000 (which was due on or before February 28, 2006), and (c) to transfer and convey to the Issuer certain residential income property valued at approximately $250,000, which MHT represented to the Reporting Person and to Mr. Apple to induce each of them, respectively, to consider the sale of the Reporting Person's common stock. MHT represented to the Reporting Person and to Mr. Apple that the transfer and conveyance to the Issuer of the subject real estate would be completed by November 15, 2005.

     MHT further indicated to the Reporting Person and to Mr. Apple that it was its intention (d) to cause the Issuer to enter into a merger agreement with Zale Property, Inc., a Delaware corporation, on or about October 24, 2005, (e) to effect a change in the members of the Issuer's Board of Directors and in the Issuer's senior executive management, which was to have become effective in due course following the filing date of MHT's Schedule 13D with the SEC (following (1) a special meeting of the Issuer's Board of Directors and (2) a corporate action by the written consent of the shareholders without a meeting), and (f) cause the Issuer's delinquent reports required to be filed by the Issuer under Section 13(a) or 15(c) of the Securities Exchange Act of 1934, to be brought current.

     As the result of the transaction reported on MHT's Schedule 13D, as at September 16, 2005, the Reporting Person was no longer the principal shareholder of the Issuer; however, the Reporting Person continued to serve the Issuer as its President, Chief

Executive Officer, Secretary, Treasurer, and Chief Financial Officer. MHT anticipated the Issuer to replace the Reporting Person as the Issuer's Chairman of the Board with Mr. Troso, and to appoint Michael P. Grande, MHT's other acting officer and shareholder, to serve the Issuer's Board of Directors and as its President.

     However, certain material controversies began to surface regarding MHT's internal organization and of MHT's further capabilities in regard to its transaction with the Issuer, and, subsequently, on November 16, 2005, the Reporting Person indicated to MHT that it was his intention to rescind the stock purchase agreement between him and MHT. Moreover, MHT did not obtain the written consents and approvals from Mr. Apple that were required in order to consummate the stock purchase transaction between the Reporting Person and MHT. Subsequently, following numerous attempts to resolve the controversies and disputes among the parties, on or about January 22, 2006, the Reporting Person rescinded that certain Common Stock Purchase Agreement between him and MHT.

     Payment for Stock in the Issuer. There was no consideration for the transaction being reported on this schedule. The transaction reported hereinunder is that of the rescission of the former transaction between the Reporting Person and Mr. Troso.

     Continuing Pledge of Shares as Security for Payment. As the result of the rescission of the transaction between MHT and the Reporting Person, the Reporting Person remains obligated under a number of material agreements to Mr. Apple, all of which were previously reported to the SEC in one or more reports or schedules prior to the date of this schedule.

     The Issuer's Assets. The transaction being reported on this schedule does not include the sale, transfer, or conveyance of any of the Issuer's assets.

     No Commercial Loans. No source of funds was utilized by the Reporting Person to accomplish the transaction reported on this schedule.

     Rescission of MHT Transaction; MHT's Failure to Specifically Perform; No Approval by Apple. The method of the Reporting Person's acquisition of the shares of the Issuer's common stock that are subject to this schedule was by the rescission of a private stock sale and purchase transaction between the Reporting Person and MHT.

ITEM 4. PURPOSE OF TRANSACTION.

4.a.	No additional securities have been acquired by, or promised to, any other person or entity under the transaction reported on this schedule, with the single exception of the Issuer's securities that were pledged to Leslie M. Apple as security for the performance of the Reporting Person's obligations that were previously reported to the
SEC on one or more reports or schedules.

4.b.	As of the filing date of this schedule, the Reporting Person intends to cause the
Issuer's Board of Directors to enter into and perform a merger with Cartoon Acquisition,

Inc., a Delaware corporation. As of the filing date of this schedule, the actual date of any such merger is unknown; however, it is expected the merger will occur during the first calendar quarter of year 2008. Any merger between the Issuer and Cartoon will be subject to the execution and delivery of a merger agreement, which will require the approval of each of Cartoon's and the Issuer's Boards of Directors, respectively, and the approval by Cartoon's and the Issuer's stockholders, respectively. In addition, each of
Cartoon and the Issuer will have to file certain disclosures, reports, and schedules with the SEC, and, possibly, to await the SEC's comments in those regards, prior to and following the merger transaction.

As of the filing date hereof, the Issuer owns 10,000,000 shares of the common stock in
Atlantic First Holdings, Inc., a New Jersey corporation. The Issuer previously reported to the SEC that it deems Atlantic First to be a totally held subsidiary of the Issuer.

4.c.	The transaction reported on this schedule does not involve the sale or transfer of any of the Issuer's assets.

4.d.	The Reporting Person contemplates a change in the members of the Issuer's
Board of Directors and/or in the Issuer's senior executive management, in the ordinary course of the Issuer's ongoing corporate development within six months of the filing date hereof. The nomination and subsequent election of any qualified person or persons would be subject to the approval of the majority of the Issuer's Board of Directors and shareholders.

As the result of the transaction reported on this schedule, MHT is no longer the principal shareholder of the Issuer. The Reporting Person continues to serve the Issuer as its President, Chief Executive Officer, Secretary, Treasurer, and Chief Financial
Officer. No corporate actions or vote of shareholders under MHT's interim control of the Issuer resulted in any change to the Issuer's Board of Directors or slate of officers.
Consequently, the Reporting Person continues to serve as the Issuer's sole director.

4.e.	The Reporting Person has no intention to change the dividend policy of the
Issuer and does not intend to amend the Issuer's Certificate of Incorporation beyond the filing date of this schedule, with the exception of changing the Issuer's registered agent in the State of Delaware.

(As of the filing date of this schedule, the Issuer is authorized to issue 100,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, $0.001 par value per share.)

4.f.	As of the filing date hereof, the Reporting Person intends to compel the Issuer to change its business or corporate structure by virtue of the Issuer not surviving a merger with and into Cartoon Acquisition, Inc., a Delaware corporation.

4.g.	As of the date hereof, the Reporting Person has no intention to compel or influence the Issuer to amend its Certificate of Incorporation or to amend its Bylaws to impede the acquisition of control of the Issuer by any person or entity, with the exception of informing the SEC and the public of the statutory self-executing anti-
takeover provisions set forth in the General Corporation Law of Delaware, under which statute the Issuer may rely on effecting a future action and with the exception of changing the Issuer's registered agent in the State of Delaware.

4.h.	As of the date hereof, the Issuer has not issued any class of its securities, either in equity or in debt, or any debt instruments, that trade on any national or regional exchange or that are quoted on any electronic intermediary quotation system.

4.i.	As of the date hereof, it is not the intention of the Reporting Person to compel or influence the Issuer to terminate the Issuer's prior registration of its common voting equity securities and resultant obligations under and pursuant to the Securities Act of
1933.

4.j.	Further Undertakings; SEC Reports and Filings. It is the Reporting Person's
intent to compel the Issuer to timely bring current all of its delinquent current, quarterly, transitional, periodic, and annual reports required to be filed by the Issuer pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934. Furthermore, as an
obligation pursuant to 17 CFR 240.13d-7, a certified copy of this filing must be mailed to the Issuer at its principal executive office address and to each exchange upon which the
Issuer's securities are traded. Presently, the Issuer does not trade its securities on any national or regional exchange, nor are its common voting equity securities quoted on any intermediary or electronic quotation system. This Reporting Person reserves the right to amend this schedule, if necessary, to include further information regarding the matters subject herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

5.a.

(1) Issuer's Capitalization. The Issuer is authorized to issue 100,000,000 shares of common stock, $0.001 par value per share, and 50,000,000 shares of preferred stock,
$0.001 par value per share.

(2) Acquisition by Reporting Person. Under this schedule, the Reporting Person is disclosing his reacquisition of 23,750 shares of the Issuer's common stock, par value
$0.001 per share, which equates to 95.0% ownership of the Issuer's total issued and outstanding shares of common stock, pursuant to the voluntary rescission of a private securities transaction dated on or about September 16, 2005 and the subject hereof.

(3) Voting Groups. The Reporting Person is not a member of any voting group and he beneficially owns all of the shares disclosed in this schedule.

5.b.

(1) The Reporting Person does not share the power to vote, or to direct the vote, and does not share the power to dispose of, or to direct the disposition of, 23,750 shares of the Issuer's common stock.

(2) There are no persons that share the Reporting Person's power to vote, or to direct the power to vote, or hold the power to dispose of, or to direct the power to dispose of, shares of the Issuer's common voting equity securities.

5.c.	With the single exception of the transaction being reported on this schedule, neither the Issuer nor the Reporting Person have been involved in, nor that have been the subject of, any transaction involving the Issuer's securities during the 60 (sixty) days prior to the date of this schedule.

5.d.	No person or entity, other than the Reporting Person hereunder is known to have the right to receive, nor the power to direct the right to receive dividends from, or the proceeds from the sale of, the Issuer's securities, for those shares of the Issuer's common stock being reported on this schedule. As of the date of this schedule, the
Reporting Person is not entitled under any right, option agreement, warrant, or other instrument to acquire additional underlying securities in the Issuer, nor is any person or entity the holder of any agreement that confers upon any person or entity any right or option to acquire additional underlying securities of the Issuer or of the Reporting
Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

6.a.	Indemnification of the Reporting Person and the Seller.

The readers hereof should be informed that insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, controlling persons, and beneficial owners of the Issuer, the Reporting Person and the
Issuer have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Issuer of expenses incurred or paid by a director, officer, controlling person, or beneficial owner of the Issuer in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, controlling person, or beneficial owner in connection with the transaction reported on this schedule, the Issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(1) Under the terms and provisions of that certain Common Stock Purchase Agreement dated January 25, 2005, the original seller of the Issuer's securities, Leslie M. Apple, agreed to indemnify and hold the Reporting Person and his counsel and agents, respectively, harmless against and in respect of any and all losses, liabilities, damages, and expenses whatsoever, including legal fees, incurred in investigating, preparing, or defending against any litigation (whether or not involving a third party), commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation, as and when incurred, (i) arising out of, based upon, or in connection with any breach of any representation, warranty, covenant, or agreement of Mr. Apple or the Issuer contained in that certain Common Stock Purchase Agreement; or (ii) arising out of, based upon, or in connection with any and all claims relating to the business, properties, assets, and/or operations of the Issuer which arose prior to the closing of the transaction, which was previously reported to the SEC; provided, however, Mr. Apple's and the Issuer's maximum joint (total) liability under that certain Common Stock
Purchase Agreement, or otherwise, shall be the total cash payments actually received from the Reporting Person by Mr. Apple pursuant to that certain Common Stock
Purchase Agreement and under the promissory note, which was issued in conjunction with and the operates concomitantly with that certain Common Stock Purchase
Agreement; and

(2) Under that certain Common Stock Purchase Agreement, by his assumption thereof, the Reporting Person agreed to indemnify and hold Mr. Apple and his heirs, successors and assigns harmless against and in respect of any and all losses, liabilities, damages, and expenses whatsoever, including legal fees, incurred in investigating, preparing, or defending against any litigation (whether or not involving a third party), commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation, as and when incurred, (i) arising out of, based upon, or in connection with any breach of any representation, warranty, covenant, or agreement of the
Reporting Person contained in that certain Common Stock Purchase Agreement, in that certain Pledge Agreement, and under that certain Note.

The indemnification provisions described hereinabove shall only apply to a claim, which is commenced or threatened within one year from the closing date of the original transaction, the date of which was January 25, 2005.

6.b.	Purchaser's Intention to Remedy Issuer's Reporting Delinquency. As a
provision of that certain Common Stock Purchase Agreement with Mr. Apple, the
Reporting Person agreed to compel the Issuer to timely bring current all of its quarterly, transitional, and annual reports, which were required to have been filed by the Issuer with the SEC beyond the effective date of the Issuer's Registration Statement on Form
SB-2.

6.c.	The Reporting Person named hereinabove has the sole power to (1) vote or direct the vote of 23,750 shares, par value $0.001 per share, of the Issuer's common voting equity securities (the Issuer's common stock) and (2) the sole power to dispose of or to direct the disposition of 23,750 shares, par value $0.001 per share, of the Issuer's common voting equity securities (the Issuer's common stock).

6.d.	The most recent transactions regarding the Issuer's securities were:

(1) Reacquisition of Issuer's Securities by Default. The reacquisition of 23,750 shares of the Issuer's common stock, $0.001 par value per share, whereby, the Reporting Person,
Randolph S. Hudson, the Issuer's principal executive officer, principal accounting officer, and sole director, reacquired 23,750 shares of the Issuer's common stock as the result of a voluntary rescission of a prior private securities transaction between him and
MHT.

(2) Continuing Obligation of Reporting Person. Among other things, as the result of the Reporting Person's reacquisition of his shares in the Issuer as the result of the rescission of the transaction more fully described hereinabove, the Reporting Person continues to remain obligated to Mr. Apple under that certain Common Stock Purchase
Agreement, dated January 25, 2005, the negotiable non-interest bearing Promissory
Note, dated January 25, 2005, which is payable to Mr. Apple in principal the sum of
$85,000, and under that certain Pledge and Security Agreement that operates concomitantly with the Common Stock Purchase Agreement and the Note, unless and until Mr. Apple agrees, by amendment, to modify the terms of the stock purchase transaction and its operative elements.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     The are no materials filed as exhibits to this schedule.

     The Reporting Person, for the events that occurred during the period described herein, further agrees (a) to timely file an amendment or amendment that reflect a change or changes in the facts or events, individually or collectively, that represent a fundamental change in the information contained in this schedule, and (b) include any other information or materials to be filed as exhibits that may be pertinent to the events described in this schedule and obtained by the Issuer or the Reporting Person on a date beyond the date of this schedule.

- SIGNATURE -

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct. I am aware, by my knowledge of Federal laws, that intentional misstatements or omissions of fact constitute Federal criminal violations in accordance with 18 U.S.C. 1001.

DATED: January 29, 2008